DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303-2215
O    650.833.2459
F     650.833.2001
W   www.dlapiper.com

June 6, 2006	OUR FILE NO. 359888-000002
Via Facsimile, UPS and EDGAR
Mr. William H. Demarest
Staff Accountant
Securities and Exchange Commission
100 F Street NW
Mail Stop 4561
Washington, DC 20549

Re:	Sun New Media, Inc.
Form 8-K filed May 24, 2006
File No. 0-26347
Dear Mr. Demarest:
We are writing on behalf of our client, Sun New Media, Inc. (the “Company”), in response to written comments from the Staff of the Securities and Exchange Commission (the “SEC”) received on June 1, 2006 with respect to the Company’s Form 8-K filed May 24, 2006. The italicized paragraphs below includes the Staff’s written comments, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.
Form 8-K Filed May 24, 2005
1.	We note that on May 18, 2006 you appointed Bernstein & Pinchuk LLP as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, is so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if Bernstein & Pinchuk LLP will qualify as the principal accountant.
Attached please find a copy of the letter dated as of today’s date from Bernstein & Pinchuk LLP addressing the above request.
* * *

Mr. William H. Demarest
June 6, 2006
Page Two
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2036 or Beth O’Callahan at (650) 833-2271. Thank you very much for your assistance.
Very truly yours,
DLA Piper Rudnick Gray Cary US LLP
/s/ Peter M. Astiz
Peter M. Astiz
peter.astiz@dlapiper.com
PMA:mkr

cc:	Mr. Frank Zhao, Sun New Media, Inc.
Mr. Neil Pinchuk, Bernstein & Pinchuk, LLP